May 20, 2010
Michael Clampitt
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
File No. 001-34073
Form 10-K for the fiscal year ended December 31, 2009, filed February 18, 2010
Schedule 14A, filed February 26, 2010
Dear Mr. Clampitt:
This letter is in response to your letter, dated April 12, 2010, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and our Schedule 14A filed on February 26, 2010, relating to our 2010 Annual Meeting which was held on April 22, 2010. For your convenience, we have included your comments below and have keyed our responses accordingly.
In some of our responses, we have agreed to change or supplement the disclosures in our future filings. While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.
Form 10-K for the Fiscal Year ended December 31, 2009
Business, page 1
1.	We noted that more than nine of the ten pages of this section are devoted to a largely generic discussion of regulatory matters and less than one page is devoted to other disclosure about your business. Please provide to us and undertake to include in your future filings, the detailed disclosure required by Item 101 of Regulation S-K including, but not limited to, discussion of the following:
•	the general development of the business during the past five years as required by Item 101(a) including
•	the Franklin Loans Restructuring Transaction including the benefits and detriments to you, including how it affected your financial condition;

•	a description of the investment by the U.S. government of $1.4 billion in your preferred stock pursuant to the Troubled Asset Relief Program (“TARP”), the key reasons you applied to the Federal government for this assistance and the percentage of your stock owned by the federal government; and
•	a narrative description of your business as required by Item 101(c).
We note your reference in the third paragraph to the MD&A and financial statements; please delete your reference to your Annual Report to shareholders.

Management’s response
We believe that we have complied with the detailed disclosure requirements of Item 101 of Regulation S-K in our Form 10-K. These disclosures, however, are not all included in the first few pages of part I of our Form 10-K. The overview paragraphs immediately under Item 1. Business, include the year we were organized, our form of organization, the number of employees, and a summary description of our business, products, services, geographic markets, and competition. These overview paragraphs also provide references to the discussion of, and financial results for, our business segments.
The narrative discussion of our business segments, as required by Item 101(c) of Regulation S-K, begins on page 105 of our Form 10-K and includes a more fulsome discussion of the business done or intended to be done by us, including our principal products, markets, and methods of distribution, as well as any impact of seasonality, as they relate to each of our business segments. The financial results for each of these business segments are included in Note 27 of our consolidated financial statements beginning on page 199 of our Form 10-K.
Our material acquisitions over the past five years are described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 33-34 of our Form 10-K. Our capital, which impacts the entire company rather than just a specific segment, is discussed under the caption “Capital/Capital Adequacy” on pages 100-105. A discussion of raw materials, intellectual property, dependence on a single or few customers, backlog orders, government contracts, research and development, compliance with governmental regulations regarding the environment, and any other matters specified in Item 101 in general, and Item 101(c) in particular, are not discussed in our Form 10-K either because they are not relevant or are not material to our business.
As a diversified financial holding company, we are highly regulated – and these regulations are changing at an increasing pace due to the impact of the sustained economic weakness on our industry. We feel that it is very important for our shareholders, over a third of whom are retail (rather than institutional) investors, to understand the very significant impact of the regulatory structure on our operations. We have attempted to organize the “Regulatory Matters” section of our Form 10-K to provide sufficient general information about each regulatory topic such that our shareholders will have the framework to understand the specific information we provide as to the impact on us, when this impact is known. For example, we have described generally the “Emergency Economic Stabilization Act of 2008” in the first two paragraphs under that caption on page 3 of our Form 10-K and then described the specific impact to us in the third paragraph under that same caption. Similarly, we described generally the Transaction Account Guaranty Program in the first paragraph under the caption “Federal Deposit Insurance Corporation” on page 4 of our Form 10-K and then, in the second paragraph under that caption, provided information about the notes we issued in 2009 that were guaranteed by the FDIC under that program. Thus, we do not believe that the 8 pages of regulatory-related disclosures made in our Form 10-K are strictly generic.
Significant legislation affecting the financial industry was adopted in 2008 and 2009 and we expect additional legislation with the potential to materially impact us will be adopted in 2010. Regulation implementing this legislation is ongoing. In those cases where we have not been able to assess the impact these developments will have on us, we have summarized the new or pending legislation and then indicated that we are monitoring developments. Although some of these disclosures may appear to be more generic than others, we want our shareholders to know what may be on the horizon that could impact our operations in the future.

Moreover, we believe that our Form 10-K already includes the detailed disclosures required by Item 101, to the extent applicable and relevant to our business, including appropriate disclosures about the Franklin Credit Management Corporation loan restructuring transaction and the investment by the US Department of Treasury in our preferred stock under the Troubled Asset Relief Program.
Franklin and the related loan restructuring transaction was described in our MD&A and consolidated financial statements on pages 31-32 and 148-150, respectively, of our Form 10-K. In addition, references to Franklin’s impact on our financial condition are made throughout our MD&A, including the following:

Section	Page
Management Discussion and Analysis:
Critical Accounting Policies and Use of Significant Estimates	25
Acquisitions	33
Discussion of Results of Operations – Summary	37 and 38
Significant Items Influencing Financial Performance Comparisons	40 and 41
Net Interest Income / Average Balance Sheet	43
Provision for Credit Losses	48
Noninterest Expense	54
Provision for Income Taxes	55
Credit Exposure Mix	58
Commercial Loan Portfolio Reviews and Actions	60
Franklin Relationship	68
Nonaccrual Loans	72 – 77
Allowances for Credit Losses	77 – 81
Net Charge-Offs	81 – 83
Tier 1 Common Equity	101
Business Segment Discussion	106 and 112
Results for the Fourth Quarter	119 – 124

Notes to Consolidated Financial Statements
Accounting Standards Update	145
Allowances for Credit Losses	159
Other Long-Term Debt	162
Variable Interest Entities	191
Commitments and Contingencies	194 – 195
As previously indicated, we disclosed the investment by the US Department of Treasury in our preferred stock under TARP on pages 3 and 4 of our Form 10-K. We originally participated in the voluntary capital purchase program under TARP at the request of the Department of Treasury and other regulators. We were told by these regulators at that time that only the strongest financial institutions would be permitted to participate in this program. The non-voting cumulative preferred stock issued to the Department of Treasury represented 25% of our total capital, as of December 31, 2009.
Although we believe that our 2009 Form 10-K already includes all material disclosures required by Item 101 of Regulation S-K, we will include in future filings a more robust summary earlier in the document with references to the location of more detailed information elsewhere in the document. Also, in future filings, we will include additional information regarding our participation in TARP (see our response to your comment 6 below) and we will delete the reference to our annual report to shareholders when referring to our MD&A and consolidated financial statements.

2.	Please provide to us and undertake to include in your future filings, revision of the first paragraph to clarify the principal products produced and services rendered by you, as required by Item 101(c)(1)(i), including but not limited to your principal loans are commercial real estate loans, residential real estate loans including home equity loans, commercial and industrial loans and automobile loans and leases.
Management’s response
The first paragraph under Item 1. Business was intended to be only a summary of our principal products and services. Additional detail about our loan products was included on pages 57-58 of our MD&A. The information required by Item 101(c)(i) of Regulation S-K as to the principal products produced and services rendered for each of our business segments was included in our Form 10-K as follows: Retail and Business Banking on page 108; Commercial Banking on page 111; Commercial Real Estate on page 113; Auto Finance and Dealer Services on page 114; and Private Financial Group on page 116.
In future filings, we will provide references to the location of more detailed information regarding our principal products produced and services rendered by our business segments elsewhere in the document.
3.	Please provide to us and undertake to include in your future filings revision of this section to describe the business done and intended to be done by you, as required by Item 101(c)(1) of Regulation S-K, including, but not limited to, the following:
•	address any changes in your business as a result of the recession and your financial condition including drops in loans and deposits, increases in defaults and foreclosures;

•	discuss your reliance on borrowings from the federal government, including the TARP program and guarantees from the federal government;

•	discuss your relationship and transactions with Franklin Credit Management Corporation and your acquisition of collateral for loans you had made to Franklin consisting of subprime loans and real estate that Franklin had acquired on loans that had defaulted;

•	discuss your acquisitions including Sky Financial and Warren Bank; and

•	briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.
Management’s response
As indicated above, the narrative discussion of our business segments, as required by Item 101(c) of Regulation S-K, begins on page 105 of our Form 10-K and includes a more fulsome discussion of the business done or intended to be done by us. We believe that our Form 10-K already includes a description of the matters to which you refer in Item 3 of your letter. Specifically:
•	We addressed changes in our business as a result of the weakened economy throughout our Form 10-K. During 2009, we actually experienced an increase in our deposits as described in our MD&A on pages 94 and 95 in connection with our liquidity discussion. The impact of the weakened economy on our loans as well as an extensive discussion of defaults and foreclosures was included in our “Credit Risk” section of the MD&A on pages 56-84.

•	We described our borrowings from the federal government, including the TARP program and advances from the Federal Reserve Bank and the Federal Home Loan Bank of Cincinnati in the “Liquidity Risk” section of our MD&A, specifically on pages 95 and 97. In addition, these federal programs were described in our “Regulatory Matters” section on pages 3-5 of our Form 10-K.

•	We fully disclosed our relationship and transactions with Franklin in our MD&A and consolidated financial statements on pages 31-32 and 148-150, respectively, of our Form 10-K and on page 40, where Franklin was identified as one of the “Significant Items Influencing Financial Performance Comparisons”. In addition, as previously mentioned, the impact of Franklin on our financial performance was included throughout the MD&A and was highlighted in Table 10 (Provision for Credit Losses), Table 25 (Franklin-Related Loans and OREO balances), Table 29 (NALs/NPAs – Franklin-Related Impact), Table 33 (ALLL/ACL – Franklin-Related Impact), and Table 36 (NCOs – Franklin-Related Impact). Note 5 of the Notes to Consolidated Financial Statements provided additional information about the Franklin restructuring transaction.

•	We described our acquisitions, including Sky Financial Group, Inc., and our methodology for quantifying the impact on our financial condition in our MD&A on pages 33-34. Our acquisition of approximately $410 million in deposits from Warren Bank on October 2, 2009, was less than 1% of our total deposits at December 31, 2009. Therefore, although mentioned in Note 4 to our consolidated financial statements, our acquisition of Warren Bank’s deposits was not included in our MD&A with the discussion of our Sky and Unizan Financial Corp. acquisitions, both of which involved billions in loans and deposits, because management does not believe the Warren Bank deposit acquisition is material.

•	The “Credit Risk” section of our MD&A on pages 56-84 describes in detail our portfolio management process, and the changes to that process implemented during 2009, involving each business segment in order to provide an improved view of emerging risk issues at a borrower level, enhanced ongoing monitoring capabilities, and strengthened actions and timeliness to mitigate emerging loan risks.
In future filings, we will provide references to the location of this information.
4.	Please provide us and undertake to include in your future filings, a detailed discussion of recent and current economic conditions in your market area affecting your business including but not limited to the following:
•	trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area;

•	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;

•	trends over the past three years in the unemployment rate in your market area; and

•	trends over the past three years in median household income.

Management’s response
The section of our MD&A captioned “Credit Risk” on pages 56-84, already includes a detailed discussion of recent and current economic conditions in our market area that affect our business and what we are doing to respond to these conditions. We did not include in this section the specific numerical information regarding trends in home price indexes, real estate prices and sales, building permits, unemployment rates, or median household information or other information that confirmed our expectation of continued economic weakness in our markets because this type of broad-based statistical information does not represent our basis for making specific credit quality-related decisions at the borrower level, which is the primary focus of management. Although this statistical trend information may help provide an operating context and a framework for assessing and planning for emerging risk issues, these trends individually or collectively do not necessarily correlate directly with credit quality performance, as that is more a function of underwriting and ongoing credit monitoring policies and practices carried out at the individual borrower level.
Although we do not believe the generic trend information referred to above will be material to an analysis of our business, in future filings, we will discuss management’s outlook for the future, including the impact of the economy in our executive summary, as further discussed in response to your comment 19 below.
Competition, page 1
5.	Please provide to us and undertake to include in your future filings, an estimate of the number of competitors, your competitive position and identify and explain positive and negative factors pertaining to your competitive position as required by Item 101(c)(1)(x) of Regulation S-K. Provide the basis for your claim that you compete on the basis of price given the fact that some of our competitors in your market are some of the largest financial institutions in the country that can offer better rates on deposits or better rates on loans than you can. Provide the basis for your claim that you compete on the basis of price given the fact that some of your competitors in your market are some of the largest financial institutions in the country that have thousands of branches around the country and offer many services to their customers that you do not.
Management’s response
Item 101(c)(1)(x) of Regulation S-K requires disclosure of certain competitive conditions “if known or reasonable available to the registrant.” We do not have an estimate of the number of our competitors largely because the types of entities that compete with us are very diverse and crosses geographic and regulatory boundaries. We believe that, if we tried to quantify these competitors by, for example, providing information about the number of banks and savings and loans in our market area, this would understate our competition because such numbers would not include credit unions, trust companies, brokerage firms, insurance companies, finance companies, and mortgage finance companies. In addition, geographic constraints on lending and deposit taking have largely disappeared as a result of regulatory changes and the growth of the internet and on-line banking and other non-banking entities. This, again, makes numerical identification of competitors extremely difficult to determine and not valuable to the reader.
We do not compete solely on price or solely on services, but rather on a combination of these factors. Even if we had the best prices in the industry, we would lose customers if our service was below par. Likewise, excellent service will not help to attract and retain customers if we price ourselves out of the market.

Not withstanding the above, in future filings, we will expand our discussion of competition to include the following:
Competition in the financial services industry is intense in most of our markets. We compete with other banks and financial services companies such as savings and loans, credit unions, and finance and trust companies, as well as mortgage banking, automobile and equipment financing, and insurance companies, investment advisors, and brokerage firms. Web-based and other internet companies are also providing non-traditional, but increasingly strong, competition for our borrowers, depositors, and other customers.
Many of these competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. In addition, competition has intensified as a result of changes in regulation, advances in technology and product delivery systems, consolidation among financial service providers, and bank failures.
We compete primarily on the basis of a combination of price and service by building relationships, focusing on retail customers along with small and mid-size businesses, and providing convenience through a banking network of over 600 branches, approximately 1,300 ATMs, our technologically advanced, 24-hour telephone bank, and our award winning website at www.huntington.com.
Emergency Economic Stabilization Act of 2008, page 3
6.	Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset Relief Program as follows:
•	provide a separate caption for this section entitled “Our Sale of Stock to the U.S. Treasury Pursuant to the Troubled Asset Relief Program;”

•	disclose the reasons for your applying to receive funds from the Treasury;

•	disclose how you have used or plan to use the TARP funds;

•	disclose the number of shares of preferred stock that you issued to the U.S. Treasury and the price per share and the number of shares of common subject to the warrant;

•	disclose your obligations to pay dividends on the preferred stock, including the aggregate amount of dividends per year and whether or not you are current in your payments;

•	disclose whether or not you have any plans to repurchase the preferred stock and/or warrants;

•	disclose how the sale has or in the future may dilute the interests of your existing common shareholders;

•	explain how the terms “limit certain uses of capital by the issuer including repurchases of company stock and increase in dividends;”

•	disclose requirements that you to expand your board of directors to accommodate Treasury Department appointments to it;

•	disclose requirements that you to register for resale, securities you have issued to the Treasury Department; and

•	disclose how you have had to restructure your executive compensation to comply with requirements.
Management’s response
Although we participated in the voluntary capital purchase program under TARP, we were not required to expand our board of directors and there have been no Treasury Department appointments to our board, nor is there a requirement for any such appointments.

In future filings, we will revise, reorganize, and supplement our disclosure of our participation in TARP, as follows:
Our Sale of Stock to the U.S. Treasury Pursuant to the Capital Purchase Program (CPP) under the Troubled Assets Relief Program (TARP)
On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (EESA) was enacted. EESA includes, among other provisions, the Troubled Assets Relief Program (TARP), under which the Secretary of the Treasury was authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that were based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008. Under TARP, the US Department of Treasury (the Treasury) authorized a voluntary capital purchase program (CPP) to purchase up to $250 billion of senior preferred shares of qualifying financial institutions that elected to participate by November 14, 2008.
On November 14, 2008, at the request of the Treasury and other regulators, we participated in the CPP by issuing to the Treasury, in exchange for $1.4 billion, 1.4 million shares of Huntington’s fixed rate cumulative perpetual preferred stock, Series B, par value $0.01 per share, with a liquidation preference of $1,000 per share (Series B preferred stock), and a ten-year warrant (Warrant), which is immediately exercisable, to purchase up to 23.6 million shares of Huntington’s common stock (approximately 3% of common shares outstanding at December 31, 2009), par value $0.01 per share, at an exercise price of $8.90. The securities issued to Treasury were accounted for as additions to our regulatory Tier 1 and Total capital. The proceeds were used by the holding company to provide potential capital support for the Bank. This allowed the Bank to continue our active lending programs for customers.
The Series B preferred stock bears cumulative dividends at a rate of 5% per annum, or approximately $70 million per year for the first five years and 9% per annum, or approximately $126 million per year thereafter. It ranks pari passu with our 8.50% Series A non-cumulative perpetual convertible preferred stock, par value $0.01 per share (the Series A preferred stock). The holders of the Series B preferred stock have preferential dividend and liquidation rights over the holders of our common stock and each other class of our stock whose terms do not expressly provide that it ranks on parity with the Series B preferred stock. The shares of Series B preferred stock issued to the Treasury represented 25% of our total capital.
In connection with the issuance and sale of the Series B preferred stock to the Treasury, we agreed, among other things, to (1) limit the payment of dividends on our common stock and the Series A preferred stock in excess of $0.1325 per share of common stock and $21.25 per share of Series A preferred stock, (2) limit our ability to repurchase our common stock or our outstanding serial preferred stock, (3) grant the holders of the Series B preferred stock, the Warrant and the common stock to be issued under the Warrant certain registration rights, and (4) subject Huntington to the executive compensation limitations contained in the Emergency Economic Stabilization Act of 2008. These compensation limitations include (a) prohibiting “golden parachute” payments, as defined in EESA, to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution.
As of December 31, 2009, Huntington is in compliance with all TARP standards, restrictions, and dividend payments.
We intend to repay our TARP capital as soon as possible. However, we believe that there are three factors to consider before repayment: (a) evidence of a sustained economic recovery, (b) our demonstration of profitable performance with growth in earnings, and (c) the establishment of any new regulatory capital thresholds.

Federal Deposit Insurance Corporation, page 4
7.	Please revise the caption to state “Our Participation in Extraordinary Programs of the FDIC.” Please disclose the aggregate amount of debt that you issued with government guarantees under the Temporary Liquidity Guarantee Program and the maturity dates.
Management’s response
The aggregate amount of debt that was issued with FDIC guarantees under the Temporary Liquidity Guarantee Program is $600 million, which was disclosed, along with related information about that issuance, in the third paragraph under the caption “Federal Deposit Insurance Corporation (FDIC)” on page 3 of our Form 10-K. In future filings, we will change this caption to “Our Participation in Extraordinary Programs of the FDIC”.
Risk Factors, page 11
8.	Please provide to us and revise the introductory paragraph to this section consistent with sample comment 30 to Staff Legal Bulletin No. 7 and Item 503(c) which requires that you must disclose all risks that you believe are material at the time you file the Form 10-K. Please delete your reference in the second paragraph of the introduction directing readers to consider “other information included or incorporated by reference” and your reference to the risk factors disclosed “among others.”
Management’s response
In future filings, we will revise the second paragraph under the caption “Risk Factors” on page 13 of our Form 10-K to read as follows:
Readers should carefully consider that the following important risk factors could materially impact our business, future results of operations, and future cash flows.
9.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply including, but not limited to, those relating to regulatory actions (page 18), “other significant operational risks” (page 18), and effective internal controls (page 19). We note that some of your risk factors address risks that appear vague or theoretical such as your risk, on page 15, that you may not be able to access the capital markets and the risk, on page 16, that legislative and regulatory actions may significantly affect you. Some of your risks do not appear to be material since you state they may merely “impact” you or “adversely affect you” in contrast to others which you state could “significantly adversely affect” you or “materially adversely affect” you; please delete risks that are not the most significant.

Management’s response
In connection with the preparation of our Form 10-K in 2007, management critically reviewed our risk factors with a focus to removing any risks not specifically applicable to us. The remaining risk factors have been updated every year in our subsequent Form 10-K filings, or more frequently, as necessary. We believe that the risks factors currently disclosed in our Form 10-K remain relevant to us; however, in future filings, we will revise our risk factors to make it clear that they are material and apply to our specific situation. Please see our response to comment 11 for examples of these revisions.
10.	Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:
•	Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;

•	sample comment 36 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the test,” rather than “merely state a fact about your business...succinctly state in your subheadings the risks that result from the facts or uncertainties;” and

•	sample comment 37 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”
For instance, the caption to your first risk factor does not address the consequences of your loan losses being inadequate. For example, the caption to your fifth risk factor, which is on page 13, merely states the bad economy “may impact” you. Another example is the caption to your ninth first risk factor, which is on page 15, does not state the consequences of your inability to meet cash flow requirements.
Management’s response
In future filings, we will revise our risk factor sub captions to clarify the risks being described, reflect the risk being discussed in the text, and eliminate language that is too vague or generic. Please see our response to comment 11 for examples of these revisions.
11.	Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”

•	sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No. 7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk
Many risk factors merely state you may be adversely affected without stating exactly how or the magnitude of the risk. Please quantify the risk to the extent possible. Many of your risks factors have the same identical clause that your “business, financial condition, liquidity, capital and results of operations could be materially adversely affects.” Please be more specific. For instance, identify whether and the extent to which the risk would affect your profits your ability to meet capital requirements, or your ability to operate. For instance, in the third risk factor which is on page 12 regarding weak economic conditions, address the trends in your non address the risks to you from the specific conditions in your particular market.

Management’s response
In future filings, we will revise our risk factor section to (1) place our risk factors in context to better describe how the risk applies to us and our operations; (2) include information, when available, to assist investors in determining the magnitude of the risk; and (3) specifically disclose how our operations, financial condition, or business will be affected. Examples of how our risk factors would look in the future are included as Exhibit A to this letter.
12.	Please provide to us and undertake to include in your future flings, a risk factor relating to the fact that almost one fourth of your loan portfolio is in commercial real estate loans. Include discussion of the geographic concentrations of these loans and the economic conditions in those areas affecting commercial real estate.
Management’s response
In future filings, we will supplement our second risk factor on page 11 of our Form 10-K to discuss the size of our commercial real estate loan portfolio, the geographic location of the real estate, and the economic conditions affecting commercial real estate in those areas. The proposed revision of risk factor #2 is included in the revision of all risk factors attached as Exhibit A to this letter.
13.	Please provide to us and undertake to include in your future filings, a revised seventh risk factor which is on page 14 to identify and discuss specific risks associated with the “certain” investment securities to which you refer,
Management’s response
The “certain” investment securities referred to in our seventh risk factor on page 14 of our Form 10-K are Alt-A, Pooled-Trust-Preferred and Private Label Collateralized Mortgage Obligation securities. In future filings we will revise this risk factor to specify these securities. The proposed revision of risk factor #7 is included in the revision of all risk factors attached as Exhibit A to this letter.
14.	Please provide to us and undertake to include in your future filings, a revised eighth risk factor which is on page 14 to include discussion of the extent to which you loan portfolio consist of fixed or adjustable loans and how they would be affected by increases in interest rates.
Management’s response
In future filings, we will supplement the eighth risk factor on page 14 of our Form 10-K to discuss the extent to which our commercial loan portfolio consists of fixed or adjustable loans and how they would be affected by increases in interest rates. The proposed revision of risk factor #8 is included in the revision of all risk factors attached as Exhibit A to this letter.
15.	Please provide to us and undertake to include in your future filings, a revised tenth risk factor which is on 15 to page identify the “dividend payment and other restrictions” that the OCC has imposed on you. Disclose whether or not you sought approval from the OCC to pay dividends. Please discuss limits on dividends and repurchases imposed as a result of your acceptance of $1.4 billion in funds from the US Treasury under TARP.

Management’s response
In future filings, we will revise and supplement our tenth risk factor to identify the dividend payment and other regulatory restrictions imposed on us, including disclosure regarding the OCC’s approval of our dividends and the restrictions imposed by our participation in TARP. The proposed revision of risk factor #10 is included in the revision of all risk factors attached as Exhibit A to this letter.
16.	Please provide to us and undertake to include in your future filings, a revised twelfth risk factor which is on page 17, as follows:
•	revise the caption to identify each jurisdiction that has audited your tax returns and are challenging them and the aggregate amount of taxes being claimed;

•	condense or delete your generic discussion of taxes in the first three paragraphs;

•	disclose for each jurisdiction the amount of the tax they claim is due, the amount of interest and penalties they have asserted and the risks of penalties and interest;

•	summarize the issues in dispute including whether they all involve the Franklin restructuring;

•	disclose the status of any appeals within the IRS; and

•	address the risk of civil litigation and/or criminal prosecution by the IRS and the other jurisdictions authorities.
Management’s response
You have asked that we disclose the amount of taxes being claimed by the various taxing authorities in the aggregate and for each jurisdiction. We do not believe the dollar amount of what is currently claimed is material for purposes of this risk factor because we do not believe that the amount of the claim we may actually be required to pay, if any, will have a material adverse effect on our financial condition or results of operations. We do, however, believe it is appropriate to inform our stockholders that we are subject to ongoing routine tax examinations, and that these audits, when concluded, could cause future adjustments that may be material but that cannot be reasonably estimated at this time.
In future filings, we will revise the caption to our twelfth risk factor to identify each jurisdiction that has audited our tax returns to the extent we believe the operations in each such jurisdiction are material. We will also condense the generic discussion of taxes and will disclose that there is a risk of penalties and interest. Further, we will disclose the status of any appeals with the IRS as well as the impact of the Franklin restructuring, to the extent Franklin remains material to our results of operations. We have not included any disclosure as to the risk of civil litigation and/or criminal prosecution by the IRS and/or other taxing jurisdictions’ authorities because we do not believe that this represents a significant risk to us.
The proposed revision of risk factor #12 is included in the revision of all risk factors attached as Exhibit A to this letter.
17.	Please provide to us and undertake to include in your future filings, a revised fourteenth risk factor which is on page 18, to summarize the claims in the litigation and the amounts claimed which your describe as “significant.”

Management’s response
The litigation referred to is described in Note 24 to our consolidated financial statements on pages 194-195 of our Form 10-K. Although we have referenced Note 24 in the risk factor, we will add a better summary of the claims. As indicated in the risk factor, the aggregate amount involved in all of these lawsuits could be material to the results for a specific period, but management does not believe the outcome of these cases will be material to the financial condition or results of operation for the year. Each of the complaints asks for damages, but none of the complaints specified a dollar amount. Based upon the information available to us, including the fact that these cases were putative class actions, management concluded that this litigation could be significant if the outcome was unfavorable and determined that disclosure was appropriate.
In future filings we will expand upon the disclosures in this risk factor (assuming this litigation is still pending). The proposed revision of risk factor #14 is included in the revision of all risk factors attached as Exhibit A to this letter.
Market for Registrants Common Equity, page 20
18.	Please revise the table to more accurately show comparative performance by deleting dollar measures above $150 (since the maximum dollar value is $128).
Management’s response
In future filings, we will resize the value axis on the comparative performance table such that the dollar amounts on the value axis will be more representative of the values depicted in the table and thereby will more clearly show the comparative performance.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Introduction, page 23
19.	We note that your MD&A section is over one hundred pages long. Please provide to us and undertake to include in your future filings, a revised introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
•	provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;
•	identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:
•	your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program and your sale of a substantial amount of common stock at a time when your stock price was extremely low;

•	how you have been effected by the financial and credit crisis;

•	the economic recession in your market areas;
•	the extent of your loan portfolio attributable to residential real estate related loans (including home equity loans) and separately commercial real estate loans;
•	trends in residential and commercial real estate prices, residential and commercial real estate sales and new construction residential and commercial in your market areas; and

•	trends in unemployment in your market areas; and
•	identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards from making loans and for investing in securities and any plans you have to raise additional capital.
Management’s response
Our MD&A includes a summary of our Results of Operation and a list of significant items influencing financial performance comparisons beginning on pages 36 and 39, respectively, of our Form 10-K. In addition, the introductory sections of the MD&A describe matters important to management including the allowance for credit losses, the Franklin loans restructuring transaction, and acquisitions. This, coupled with the risk factors which precede the MD&A to which reference is made on the second page of the MD&A and the discussion of our participation in the CCP under TARP which is described on page 3 and referred to in various places throughout our Form 10-K, identifies the important themes or significant matters with which management is concerned in evaluating our financial condition and results of operations, including the weakened economy in our market areas and its impact on our operations.
Moreover, the section of our MD&A captioned “Credit Risks”, particularly the information on pages 58-71, discusses in some detail the actions we have taken and are continuing to take to better manage our loan portfolio in the down economy. This includes Table 16 which clearly, by amount and percentage, details our loan exposure by category. The Section of our MD&A captioned “Capital/Capital Adequacy” on pages 100-105 discusses our capital situation and the actions we have taken to address it. The section captioned “Investment Securities Portfolio” on pages 85-89 discusses the risks related to our investment securities portfolio and how we are addressing those risks.
In future filings, we will reorganize these discussions to provide an executive level overview which will be located at the front of the MD&A. In addition, in future filings, we will include a brief outlook discussion which will focus on the trends and our expectations impacting future performance.
Franklin Loans Restructuring Transaction, page 31
20.	Please provide to us and undertake to include in your future filings, a revised analysis of the transaction, including but not limited to the following:
•	clarify that Franklin owed you $650 million and in satisfaction of that debt, you accepted loans and real estate with an estimated fair market value at the time of the transaction of $573 million;
•	disclose who determined the fair market value of the assets (whether you retained an independent third party with expertise);
•	provide more detail regarding the quality of the loans including why they would not be considered “subprime loans” and whether they all are fully secured

•	the extent to which the loans were deemed nonperforming by Franklin;
•	provide more detail regarding the “other real estate owned” properties acquired including their geographical location and your plans for them;
•	the reasons you purchased the subprime loans and real estate from Franklin given the poor quality of these loans and real estate and your financial condition;
•	the benefits and detriments to you of the transaction, including how it affected your financial condition;
•	the extent to which you have subsequently made allowances for these loans; and
•	the extent to which your tax treatment of this transaction has been challenged by the Internal Revenue Service and other tax authorities.

Management’s response
In future filings, to the extent relevant at the time, we shall disclose the following about our relationship with Franklin:
FRANKLIN LOANS RESTRUCTURING TRANSACTION
(This section should be read in conjunction with Note 5 of the Notes to the Consolidated Financial Statements).
Franklin is a specialty consumer finance company primarily engaged in servicing performing, reperforming, and nonperforming residential mortgage loans. Prior to March 31, 2009, Franklin owned a portfolio of loans secured by first- and second-liens on 1-4 family residential properties. These loans generally fell outside the underwriting standards of the Federal National Mortgage Association (FNMA or Fannie Mae) and the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), and involved elevated credit risk as a result of the nature or absence of income documentation, limited credit histories, higher levels of consumer debt, and/or past credit difficulties (nonprime or subprime loans). We acquired the Franklin commercial loan relationship as a result of our acquisition of Sky Financial Group, Inc. on July 1, 2007. Franklin had been a long-time customer of Sky Financial. At the time of the Sky Financial acquisition, Franklin and Franklin-related commercial loans totaled $1.6 billion. The commercial loans were secured by the sub-prime first and second lien mortgages. Over time, portions of these loans were charged off and/or paid off and the relationship was restructured. At December 31, 2008, our total loans outstanding to Franklin were $650.2 million, all of which were placed on nonaccrual status. Additionally, the specific allowance for loan and lease losses for the Franklin portfolio was $130.0 million, resulting in our net exposure to Franklin at December 31, 2008, of $520.2 million. Also at December 31, 2008, the total principal balance of consumer loans supporting our commercial loans was approximately $1.5 billion, of which 43% had been identified as contractually delinquent by Franklin.
On March 31, 2009, we restructured the Franklin relationship because of continued decline in payments and deterioration of the collateral. All the underlying consumer loans and OREO properties that were formerly collateral for the Franklin commercial loans were placed into a trust. One of our wholly-owned REIT subsidiaries (REIT) acquired an 83% ownership in this trust. Franklin’s equity interests in the trust were pledged by Franklin as collateral for the Franklin commercial loans. As a result of this transaction:
•	we replaced the existing $650.2 million nonperforming Franklin commercial loans with consumer first- and second-lien mortgages located throughout the United States having a fair value of $493.6 million and related OREO having a fair value of $79.6 million (for a total fair value of $573.6 million), that used to be the collateral supporting the commercial loans;

•	our NALs declined by a net amount of $284.1 million as, prior to the restructure, there were $650.2 million commercial NALs outstanding at December 31, 2008 related to Franklin, of which $366.1 million mortgage-related NALs remained outstanding after the restructure;

•	our specific allowance for loan and lease losses for the Franklin portfolio of $130.0 million was eliminated; however, no initial increase to the allowance for loan and lease losses (ALLL) relating to the acquired mortgages was recorded as these assets were recorded at fair value at the time of the transaction; and

•	we entered into a servicing agreement with Franklin.

Our primarily strategy for completing the Franklin loan restructuring was to gain control of the underlying first- and second-lien mortgage loan collateral. Because our Franklin commercial loans were already entirely dependent on the performance of the first- and second-lien mortgages, it was in beneficial to control how the mortgages and OREO were serviced. Upon the completion of the transaction, we immediately created procedures to improve cash collections by refinancing borrowers who were eligible for FNMA or FHLMC loan programs and by aggressively lowering OREO list prices with the goal of selling these properties in the near future. In addition, we are now able to actively benchmark servicing performance and have the ability to move the servicing if certain standards are not met. This active control over the first- and second-lien mortgages and OREO was not possible under the historical Franklin commercial loan relationship.
The fair value of the loans was determined with the assistance of an independent third party specialist, and was based upon a market participant model and calculated in accordance with Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”. Under this market participant model, expected cash flows for all first-lien mortgages were calculated based upon the expected foreclosure value of the pool of collateral underlying each pool of mortgage loans. These terms were based upon existing conditions in the real estate market. Limited value was ascribed to current monthly interest payments because of the existing and continued migration of the loans into contractual delinquency. Housing price depreciation was estimated at 18% and 12% over the first two year periods of expected collections and was assumed to be zero in any future periods. Costs to carry of 6% annually and selling costs of 10% were also factored into the cash flow estimate. The resulting cash flows were discounted at an 18% rate of return. Limited value was ascribed to any nonperforming second-lien mortgages as a large portion was underwater and, based upon the house price deprecation rates above, little if any collateral would be available upon a default. The fair value of the OREO properties was based upon recent appraisals adjusted for a reasonable cost to sell the property.
In accordance with ASC 805, “Business Combinations”, we recorded a net deferred tax asset of $159.9 million related to the difference between the tax basis and the book basis in the acquired assets. Because the acquisition price, represented by the equity interests in our wholly-owned subsidiary, was equal to the fair value of the acquired 83% ownership right, no goodwill was created from the transaction. The recording of the net deferred tax asset was a bargain purchase under ASC 805, and was recorded as a tax benefit in the 2009 first quarter. This transaction has not yet been reviewed by any taxing authority.
At December 31, 2009, there were no additional credit losses recorded on the portfolio and no adjustment to the accretable yield or nonaccretable yield was required.
In future periods, we anticipate that the outstanding OREO balance could fluctuate significantly as loans move through the foreclosure process.
Selected Annual Income Statements, page 35
21.	Please provide to us and undertake to include in your future filings, a revised table that provides the information for percent change in the appropriate column instead of “NM” for not a meaningful value. We note that some of these changes, such as total noninterest expense and net income increases are meaningful.

Management’s response
Table 3 — Selected Annual Income Statements is not required by any regulation (note that the Selected Financial Data table required by Item 301 of Regulation S-K is Table 1 on page 21 of our Form 10-K). We include Table 3 in our MD&A because we believe it will be helpful to the reader in connection with our analysis and discussion of trends that impact our results of operations. When the percent change of any line item is 100% or more, it is almost always due to some unusual event (such as the 2009 goodwill impairment) or a particularly volatile item (such as securities gains and losses) that skews underlying performance trends. Any such unusual event is always described in the MD&A but the percent change period over period is not meaningful for a trend analysis. You have noted that the 2009 total noninterest expense and net income increases from 2008, both of which are marked “NM”, are meaningful. However, such percent changes of 173% and 2,619%, respectively, were significantly impacted by the $2.6 billion goodwill impairment. Therefore, those percentages, for trend analysis purposes, are “not meaningful”. The goodwill impairment is described on page 29 of the Form 10-K, listed as a “Significant Item” on page 39, and is mentioned throughout the Form 10-K, where appropriate, so there is clearly no intent to minimize the effect of the impairment.
In future filings, when using the “NM” designation, we will include the following explanation:
Percent changes of 100% or more are typically shown as “NM” or “Not Meaningful”. Such large percent changes typically reflect the impact of unusual or particularly volatile items within the measured periods. Since the primary purpose of showing a percent change is to discern underlying performance trends, such large percent changes are typically “not meaningful” for such trend analysis purposes.
Credit Quality, page 72
22.	Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR’s):
•	TDRs quantified by loan type classified separately as accrual/non-accrual;

•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

•	Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.
Management’s response
We note that in both questions 22 and 23 you have requested a quantification of the types of concessions made as well as a discussion of the success of each type of concession. Each TDR is driven by the specific facts and circumstances of the individual consumer and commercial borrowers as well as the laws and regulations within the states where the borrowers are located. Concessions are also impacted by current interest rates and the various government programs that are then in place. We have not historically maintained records or tracked modifications based upon concession type and we believe that it would be impractical, due to system limitations, to gather such data for any prior period modifications. We also believe that such disclosure would not provide meaningful insight to investors because concessions that might have been successful in prior periods might no longer be available to the existing borrowers while new types of concessions might be considered based upon existing marketplace conditions.

In future filings, we will include the following additional information regarding troubled debt restructurings:
Troubled debt restructurings (TDRs) are loan modifications in which a concession is provided to a borrower experiencing credit difficulties. Historically, we have tracked loans where modifications have been made, but not by type of concession. The terms are modified to meet a specific borrower’s circumstances at a point in time and may not be available in the future. The following is a summary of our TDRs by loan type:

Restructured loans and leases – accruing:
Mortgage loans	$160,102
Other consumer loans	36,325
Commercial loans	157,049
Restructured loans and leases – nonaccrual:
Mortgage loans	69,162
Other consumer loans	16,546
Commercial loans	108,457
In the workout of a problem loan there are many factors we consider when determining the most favorable resolution. For consumer loans, we evaluate the ability and willingness of the borrower to make contractual or reduced payments and the value of, and costs associated with foreclosing on the underlying collateral. For commercial loans, we consider similar criteria and also evaluate the customer’s business prospects.
Mortgage loans – Mortgage TDRs represent loan modifications in which a concession has been provided to the borrower. Mortgages identified as TDRs involve borrowers who are unable to refinance their mortgages through our normal channels, nor are they able to refinance their mortgages through other sources. Some, but not all, of the loans may be delinquent. Modifications can include adjustments to rates and/or principal.
The modifications are classified as TDRs when management has determined that a concession should be provided given that these borrowers cannot obtain the modified mortgages through other independent sources or our normal mortgage origination channels. Modified loans identified as TDRs are aggregated into pools for analysis. Cash flows and weighted average interest rates are used to calculate impairment at the pooled level. Once the loans are aggregated into the pool, they continue to be classified as TDRs until contractually repaid or charged-off. No consideration is given to removing individual loans from the pools.
Non-government guaranteed mortgage loans, including restructured loans are reported as accruing or nonaccrual based upon delinquency status. Nonaccrual loans are those that are greater than 180 days contractually past due. Loans guaranteed by government organizations such as FHA, VA, and USDA continue to accrue interest upon delinquency.
The TDR classification on mortgage loans resulted in an impairment of $11.6 million during 2009. Prior to the TDR classification, mortgage loans individually had minimal ALLL associated with them because the ALLL is calculated on a total portfolio pooled basis.
Other Consumer TDRs – Generally these are TDRs associated with home equity borrowings and automobile loans. We make similar interest rate and principal concessions as with mortgage loan TDRs. The TDR classification for these other consumer loans resulted in an impairment of $2.7 million during 2009.
Commercial Loans – Accruing commercial TDRs represent loans in which a substandard rated customer is current on contractual principal and interest but undergoes a loan modification. Accruing TDRs often result from substandard customers receiving an extension on the maturity of their loan, for example, to allow additional time for the sale or lease of underlying CRE collateral. Often, it is in our best interest to extend the maturity rather than foreclose on a commercial or CRE loan, in particular for borrowers who are generating cash flows to support contractual interest payments. Because of the substandard ratings these borrowers cannot obtain the modified loan through other independent sources, therefore management has determined that a concession is being provided and the modification is classified as a TDR. The TDR will remain in accruing status as long as the customer is current on payments and management believes no loss is probable. Accruing TDRs are excluded from nonperforming loans because these customers remain contractually current.

Nonaccrual TDRs result from either workouts whereby an existing nonaccrual loan is restructured into multiple new loans, or from accruing TDRs being placed on nonaccrual status. At December 31, 2009, approximately $65 million of our nonaccrual TDRs resulted from such workouts, substantially all of which were restructured in the fourth quarter 2009, while the remaining $43 million was from the reclassification of accruing TDRs to nonaccrual.
When we perform a loan workout, we create two or more new notes. The senior note is underwritten based upon our normal underwriting standards at current market rates. The senior note is sized so that projected cash flows are sufficient to repay contractual principal and interest. The terms on the subordinate note or notes vary by situation, but often defer interest payments until the senior note is repaid. Often creating two or more notes allows the borrower to continue a project or weather temporary economic downturn and allows us to right size a loan based upon the current expectations for a project performance. The senior note is considered for return to accrual status if the borrower has sustained sufficient cash flows for a six month period of time and management believes that no loss is probable. This six month period could extend before or after the restructure date. Subordinated notes created in the workout are charged-off immediately. Any interest or principal payments received on the subordinated notes are applied to the principal of the senior note first until the senior note is repaid. Further payments are recorded as recoveries on the subordinated note.
Generally, because the loans are already classified as substandard, an adequate ALLL has been calculated. Consequently, the TDR classification on commercial loans does not result in significant impairment.
We consider removing the TDR status on commercial loans after the restructured loan has performed in accordance with restructured terms for a period of twelve months.
23.	We note that you do not consider accruing restructured loans (ARLs) in your determination of nonaccrual loans (NALs). Tell us and revise future filings to provide the following disclosures concerning these specific loans:
•	Clarify why you do not include such loans as nonperforming;

•	Discuss how you identify loans to be restructured;

•	Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discuss of your success with the different types of concessions; and

•	Discuss how restructured loans impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology.
Management’s response
In future filings, we will supplement our disclosures relating to accruing restructured loans. Please refer to the response in Question 22 above for our proposed disclosure responding to this comment.
24.	Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
•	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
•	Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.
Management’s response
In future filings, we will supplement our disclosures relating to our commercial real estate workouts. Please refer to the response in Question 22 above for our proposed disclosure responding to this comment.
Notes to Consolidated Financial Statements
Note 1. Significant Accounting Policies, page 140
25.	Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
Management’s response
Within the “Credit Risk” section of the MD&A, we discuss our use of appraisals for commercial real estate loans, commercial and industrial loans, and residential mortgage loans, on pages 62, 65, and 70, respectively. We believe including this discussion within the “Credit Risk” section is helpful to the reader in understanding our overall approach to managing credit risk.
In addition to our existing disclosures, in future filings, we will revise our “Loans and Leases” disclosures under our “Significant Accounting Policies” note to describe our use of appraisals for the following loan types:
Commercial Real Estate Loans — a current appraisal is required for all real estate related transactions, except as excluded by the following Federal exemptions: loans below $250,000, loans not secured by real estate, or loans where the real estate collateral is taken in an ‘Abundance of Caution’. For existing loans, if there has been obvious or material deterioration in either the physical or economic aspects of the property or market conditions such that the collateral protection may be threatened, an evaluation of the property is required. Based upon the conclusions of the evaluation, an appraisal report may be required. Annual evaluations are required for all criticized loans. Based upon the results of the evaluations, and appraisal report may be required.
Consumer Loans – the collateral valuation technique varies based on the size and structure of the loan. The valuation may be accomplished using an automated valuation model, desktop, or appraisal.

An updated value is obtained on all loans that reach 60 days past due via a business process outsourcing (BPO) in order to facilitate the collection strategy. Additional values are obtained in the foreclosure process, again typically via a BPO. Once title is obtained, an appraisal report is obtained to facilitate the remarketing of the property.
26.	We note from your disclosure on page 140 that you recently adjusted the timing of the loan loss recognition regarding consumer loans and leases. Please tell us and revise your future filings to provide an expanded discussion of the change in the timing including:
•	Quantification of the effect of this change on your allowance and provision for loan losses;

•	The factors considered for making the change in timing; and

•	How the timing is different from your previous policy.
Management’s response
In our 2009 third quarter Form 10-Q, we disclosed that we had taken a more conservative position on the timing of loss recognition, resulting in an increase in residential mortgage charge-offs of $32.0 million. This more conservative approach included taking a partial charge-off on residential mortgage loans once they reached 180 days past due. Previously, we did not take a charge-off on these loans until we took possession of the property. We will revise our disclosures in future filings to clarify.
27.	We note your disclosure on page 142 that your repurchase agreements are generally treated as collateralized financing transactions. Please tell us if you have accounted for any of these transactions as sales for accounting purposes in your financial statements and revise your disclosures in future filings to clarify. We may have further comments.
Management’s response
All of our repurchase agreements have been treated as collateralized financing transactions.
None of these repurchase agreements been accounted for as sales for accounting purposes in our financial statements. We will revise our disclosures in future filings to clarify.
Proxy Statement
Election of Directors, page 2
28.	Please provide to us and undertake to include in your future filings, revision of the business experience of each nominee as required by Item 401(e)(1) of Regulation S-K to include discussion of the “specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director...in light of the registrant’s business and structure.”
Management’s response
The business experience description to which you refer is required by Item 401(e)(1), as amended by the Commission’s Release No. 33-9089, which became effective on February 28, 2010. We filed our Form 10-K for the fiscal year ended December 31, 2009, on February 18, 2010; our preliminary proxy statement on Schedule 14A on February 16, 2010; and our definitive proxy statement on Schedule 14A on February 26, 2010. Each of these filings was made prior to the effective date of the amendment to Item 401(e)(1), and, therefore, we were not required to include these additional disclosures in those filings at the time they were filed with the Commission. In future filings where this information is required, we will include the information specified by Item 401(e)(1), as amended.

Corporate Governance, page 4
Board Leadership Structure and Role in Risk Oversight
29.	Please provide to us and undertake to include in your future filings, the disclosure required by Item 407(h) of Regulation S-K.
Management’s response
Item 407 of Regulation S-K was amended by the Commission’s Release No. 33-9089 to include new Item 407(h). The requirement under Item 407(h) to describe the board’s leadership structure and role in risk oversight became effective on February 28, 2010. As indicated above, we filed our Form 10-K and Schedule 14A prior to the effective date of new Item 407(h), and, therefore, we were not required to include these additional disclosures in those filings. In future filings where this information is required, we will include the information specified by Item 407(h).
Compensation Committee, page 10
30.	Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(e)(3)(iii) of Regulation S-K to include the following:
•	the “nature and scope” of the actual assignment to the third party consultant during the last completed fiscal year; and
•	tell us whether Watson Wyatt or its affiliates provided additional services to you in excess of $120,000 during your last completed fiscal year.
Management’s response
The information regarding the compensation consultant to which you refer is required by Item 407(e)(3)(iii), as amended by the Commission’s Release No. 33-9089, which became effective on February 28, 2010. As indicated above, we filed our Form 10-K and Schedule 14A prior to the effective date of the amendment to Item 407(e)(3)(iii), and, therefore, we were not required to include these additional disclosures in those filings. In future filings where this information is required, we will include the information specified by Item 407(e)(3)(iii).
Director Nomination Process, page 14
31.	Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c)(2)(vi) of Regulation S-K to include the following:
•	the process for identifying nominees for director;

•	the process for evaluating nominees for director; and

•	“how the nominating committee (or the board) considers diversity in identifying nominees for director” (not just the fact that “diversity is considered”).

Management’s response
The information regarding the process for identifying and evaluating our director nominees met the disclosure requirements of Item 407(c)(2)(vi) at the time we filed our Schedule 14A. The additional information regarding diversity to which you refer was included in Item 407(e)(3)(iii), as amended by the Commission’s Release No. 33-9089, which became effective on February 28, 2010. As indicated above, we filed our Form 10-K and Schedule 14A prior to the effective date of the amendment to 407(c)(2)(vi), and, therefore, we were not required to include these additional disclosures in those filings. In future filings where this information is required, we will include the information specified by Item 407(c)(2)(vi).
Narrative Disclosure of Compensation Policies and Practices as They Relate to Risk Management
32.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Management’s response
Item 402 of Regulation S-K was amended by the Commission’s Release No. 33-9089 to include new Item 402(s). The requirement under Item 402(s) to disclose our compensation policies and practices as they relate to our risk management became effective on February 28, 2010. As indicated above, we filed our Form 10-K and Schedule 14A prior to the effective date of new Item 402(s), and, therefore, we were not required to include these additional disclosures in those filings. In future filings where this information is required, we will include the information specified by Item 402(s).
********************

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/s/ Donald R. Kimble
Donald R. Kimble
Senior Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated
Copies to:
Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington Bancshares Incorporated
Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated
William J. Schroeder, Securities and Exchange Commission
David S. Irving, Securities and Exchange Commission
Jonathan E. Gottlieb, Securities and Exchange Commission

Exhibit A
Solely for the purposes of responding to the comments raised in the letter from Michael Clampitt, dated April 12, 2010, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and our Schedule 14A filed on February 26, 2010, we revised our risk factors and have numbered these risk factors in order for ease of reference in our response letter.
(1) Credit Risks:
1. Our allowance for credit losses (ACL) may prove inadequate or be negatively affected by credit risk exposures which could materially adversely affect our net income and capital.
Our business depends on the creditworthiness of our customers. Our ACL, which, as of December 31, 2009, was $1.5 billion, represents management’s estimate of probably losses inherent in our loan and lease portfolio and our unfunded loan commitments and letters of credit. We periodically review our ACL for adequacy considering economic conditions and trends, collateral values, and credit quality indicators, including past charge-off experience, levels of past due loans, and nonperforming assets. There is no certainty that our ACL will be adequate over time to cover losses in the portfolio because of unanticipated adverse changes in the economy, market conditions, or events adversely affecting specific customers, industries, or markets. If the credit quality of our customer base materially decreases, if the risk profile of a market, industry, or group of customers changes materially, or if the ACL is not adequate, our net income and capital could be materially adversely affected which, in turn, could have a materially adverse affect on our financial condition and results of operations.
2. All of our loan portfolios, particularly our construction and commercial real estate (CRE) loans which represent 21% of our loan portfolio, may continue to be affected by the sustained economic weakness of our Midwest markets and the impact of higher unemployment rates. This may have a significantly adverse affect on our business because we may be required to charge off our loans, the value of the collateral securing our loans may decrease, a larger allowance for credit losses may be required, and we may be required to issue additional capital which could have a dilutive effect on our common stock.
As described in the “Credit Risk” discussion, credit quality performance continued to be under pressure during 2009, with nonaccrual loans and leases (NALs) and nonperforming assets (NPAs) both higher at December 31, 2009, compared with December 31, 2008, and December 31, 2007. It should be noted that there was a 12% decline in NPA’s in the 2009 fourth quarter. The ACL of $1.5 billion at December 31, 2009, was 4.16% of period-end loans and leases and 80% of period-end NALs.
The majority of our credit risk is associated with lending activities. Credit risk is mitigated through a combination of credit policies and processes, market risk management activities, and portfolio diversification. However, adverse changes in our borrowers’ ability to meet their financial obligations under agreed upon terms and, in some cases, to the value of the assets securing our loans to them, may increase our credit risk. Our commercial real estate portfolio, as well as our real estate-related consumer portfolios, have continued to be negatively affected by the ongoing reduction in real estate values and reduced levels of sales and leasing activities in our market areas which primarily includes Ohio, Michigan, Pennsylvania, Indiana, Kentucky, Florida, and West Virginia. There is no certainty that the ACL will be adequate over time to cover credit losses in the portfolio because of continued adverse changes in the economy, market conditions, or events adversely affecting specific customers, industries, or markets. If the credit quality of the customer base materially decreases, if the risk profile of a market, industry, or group of customers changes materially, or if the ACL is determined to not be adequate, our business, financial condition, liquidity, capital, and results of operations could be materially adversely affected.
Bank regulators periodically review our ACL and may require us to increase our provision for loan and lease losses or loan charge-offs. Any increase in our ACL or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and our financial condition.

In particular, an increase in our ACL could result in a reduction in the amount of our tangible common equity (TCE) and/or our Tier 1 common equity. Given the focus on these measurements, we may be required to raise additional capital through the issuance of common stock as a result of an increase in our ACL. The issuance of additional common stock or other actions could have a dilutive effect on the existing holders of our common stock, and materially adversely affect the market price of our common stock.
3. A sustained weakness or further weakening in business and economic conditions generally or specifically in the markets in which we do business could materially adversely affect the demand for loan and lease products, the demand for savings and investment products, and borrowers’ credit quality.
Our business could be adversely affected to the extent that further weaknesses in business and economic conditions have direct or indirect material adverse impacts on us, our customers, and our counterparties. These conditions have resulted in, and could continue to result in, one or more of the following:
•	A decrease in the demand for loans and other products and services offered by us;
•	A decrease in customer savings generally and in the demand for savings and investment products offered by us; and
•	An increase in the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws, or default on their loans or other obligations to us.
An increase in the number of delinquencies, bankruptcies, or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for credit losses, and valuation adjustments on loans held for sale. The markets we serve are dependent on industrial and manufacturing businesses and thus are particularly vulnerable to adverse changes in economic conditions.
4. Further declines in home values and reduced levels of home sales in our markets could result in higher delinquencies, greater charge offs, and increased losses on the sale of foreclosed real estate in future periods.
Like all financial institutions, we are subject to the effects of any economic downturn. There has been a slowdown in the housing market across our geographic footprint, reflecting declining prices and excess inventories of houses to be sold. These developments have had, and further declines may continue to have, a negative effect on our financial conditions and results of operations. At December 31, 2009, we had:
•	$7.6 billion of home equity loans and lines, representing 21% of total loans and leases.
•	$4.5 billion in residential real estate loans, representing 12% of total loans and leases. Adjustable-rate mortgages, primarily mortgages that have a fixed rate for the first 3 to 5 years and then adjust annually, comprised 56% of this portfolio.
•	$0.9 billion of loans to single family home builders, representing 2% of total loans and leases.
•	$4.9 billion of mortgage-backed securities, including $3.5 billion of Federal Agency mortgage-backed securities, $0.5 billion of private label collateralized mortgage obligations, $0.1 billion of Alt-A mortgage backed securities, and $0.1 billion of pooled trust preferred securities that could be negatively affected by a decline in home values.
•	$0.3 billion of bank owned life insurance (BOLI) investments primarily in mortgage-backed securities, representing 24% of the total BOLI investment portfolio.
Because of the decline in home values, some of our borrowers have mortgages greater than the value of their homes. The decline in home values, coupled with the weakened economy, have increased short sales and foreclosures. The reduced levels of home sales has had a materially adverse affect on the prices achieved on the sale of foreclosed properties. Any further decline in home values will escalate these problems resulting in higher delinquencies, greater charge offs, and increased losses on the sale of foreclosed real estate in future periods.

5. Adverse economic conditions in the automobile manufacturing and related service industries may materially adversely impact our consumer borrowers which could increase delinquencies and require greater charge offs in our consumer loan portfolios.
Many of the markets we serve are connected, directly or indirectly, to the automobile manufacturing industry. The automobile manufacturing industry has experienced significant economic difficulties over the past five years, which, in turn, has adversely impacted a number of related industries that serve the automobile manufacturing industry, including automobile parts suppliers and other indirect businesses. Although we do not have any direct credit exposure to automobile manufacturers, we do have a modest exposure to companies that derive more than 25% of their revenues from contracts with the automobile manufacturing companies. Also, these automobile manufacturers or their suppliers employ many of our consumer customers. We cannot provide assurance that the economic conditions in the automobile manufacturing and related service industries will improve at any time in the foreseeable future or that continued adverse economic conditions in these industries will not impact us, particularly if automobile plant closings or adverse production changes cause loss of jobs and reductions in wages impacting our consumer borrowers. As a consequence, we could experience an increase in delinquencies and greater charge offs in our consumer loan portfolios.
(2) Market Risks:
6. We may need to raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.
During 2009, we issued 346.8 million shares of additional common stock through two common stock public offerings, three discretionary equity issuance programs, and conversions of preferred stock into common stock. The issuance of these additional shares of common stock resulted in a 95% increase of outstanding shares of common stock at December 31, 2009, compared with December 31, 2008, and those additional shares were significantly dilutive to existing common shareholders. (See the “Capital” section located within the “Risk Management and Capital” section for additional information). As of December 31, 2009, we had 130.2 million of additional authorized common shares available for issuance, and 4.8 million of additional authorized preferred shares available for issuance.
We are not restricted from issuing additional authorized shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We continually evaluate opportunities to access capital markets taking into account our regulatory capital ratios, financial condition, and other relevant considerations, and subject to market conditions, we may take further capital actions. Such actions, with regulatory approval when required, may include opportunistically retiring our outstanding securities, including our subordinated debt, trust-preferred securities, and preferred shares, in open market transactions, privately negotiated transactions, or public offers for cash or common shares, as well as issuing additional shares of common stock in public or private transactions in order to increase our capital levels above our already “well-capitalized” levels, as defined by the federal bank regulatory agencies, and other regulatory capital targets.
We and our bank subsidiary are highly regulated, and we, as well as our regulators, continue to regularly perform a variety of capital analyses, including the preparation of stress case scenarios. As a result of those assessments, we could determine, or our regulators could require us, to raise additional capital in the future. Any such capital raise could include, among other things, the potential issuance of additional common equity to the public, the potential issuance of common equity to the government under the CAP, or the additional conversions of our existing Series B Preferred Stock to common equity. There could also be market perceptions that we need to raise additional capital, and regardless of the outcome of any stress test or other stress case analysis, such perceptions could have an adverse effect on the price of our common stock. Although we do not currently plan to do so, we may need to issue additional shares of common stock in order to redeem the $1.4 billion of preferred stock that we issued to the Department of Treasury in connection with the CPP under TARP.
Furthermore, in order to improve our capital ratios above our already “well-capitalized” levels, we can decrease the amount of our risk-weighted assets, increase capital, or a combination of both. If it is determined that additional capital is required in order to improve or maintain our capital ratios, we may accomplish this through the issuance of additional common stock.

The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to existing common shareholders. Shareholders of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to existing shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock or securities convertible into or exchangeable for common stock in anticipation of such sales.
7. The value of our Alt-A mortgage backed, Pooled-Trust-Preferred and Private Label CMO investment securities are volatile and future declines or other-than-temporary impairments could have a materially adverse affect on our future earnings and regulatory capital.
Continued volatility in the market value for these securities in our investment securities portfolio, whether caused by changes in market perceptions of credit risk, as reflected in the expected market yield of the security, or actual defaults in the portfolio, could result in significant fluctuations in the value of these securities. This could have a material adverse impact on our accumulated other comprehensive income and shareholders’ equity depending on the direction of the fluctuations. Furthermore, future downgrades or defaults in these securities could result in future classifications as other than temporarily impaired. This could have a material impact on our future earnings, although the impact on shareholders’ equity will be offset by any amount already included in other comprehensive income for securities where we have recorded temporary impairment. At December 31, 2009, the fair value of these securities was $700.3 million.
8. Changes in interest rates could cause margin compression, reduce transactional income, and negatively impact the value of our loans, securities, and other assets. This could have a material adverse impact on our cash flows, financial condition and results of operations.
Our results of operations depend substantially on net interest income, which is the difference between interest earned on interest-earning assets (such as investments and loans) and interest paid on interest-bearing liabilities (such as deposits and borrowings). Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, and other factors beyond our control may also affect interest rates. If our interest-earning assets mature or reprice more quickly than interest-bearing liabilities in a declining interest rate environment, net interest income could be materially adversely impacted. Likewise, if interest-bearing liabilities mature or reprice more quickly than interest-earnings assets in a rising interest rate environment, net interest income could be adversely impacted.
At December 31, 2009, 87% of our commercial loans, as measured by the aggregate outstanding principal balances, bore interest at fixed rates and the remainder bore interest at adjustable rates. Adjustable-rate loans decrease the risks associated with increases in interest rates but involve other risks. As interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, and the increased payment increases the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on the loans underlying our participation interests as the borrowers refinance their mortgages at lower interest rates.
Changes in interest rates also can affect the value of loans, securities, and other assets, including retained interests in securitizations, mortgage and non-mortgage servicing rights and assets under management. Examples of transactional income include trust income, brokerage income, and gain on sales of loans and other real estate owned. This type of income can vary significantly from quarter-to-quarter and year-to-year based on a number of different factors, including the interest rate environment. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans and leases may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material, adverse effect on our results of operations and cash flows. When we decide to stop accruing interest on a loan, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of loans on nonaccrual status could have an adverse impact on net interest income.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates, especially customer deposit rates, could remain at current levels. This will have a material adverse effect on our net interest income and our results of operations.
(3) Liquidity Risks:
9. If we are unable to borrow funds through access to capital markets, we may not be able to meet the cash flow requirements of our depositors, creditors, and borrowers, or have the operating cash needed to fund corporate expansion and other corporate activities.
Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of the Bank is used to make loans and leases and to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits are established by our board of directors, with operating limits set by MRC. Wholesale funding sources include Federal funds purchased, securities sold under repurchase agreements, non-core deposits, and medium- and long-term debt, which includes a domestic bank note program and a Euronote program. The Bank is also a member of the Federal Home Loan Bank of Cincinnati, Ohio (FHLB), which provides funding through advances to members that are collateralized with mortgage-related assets.
We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed. These sources include the sale or securitization of loans, the ability to acquire additional national market, non-core deposits, issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, and the issuance of preferred or common securities in public or private transactions. The Bank also can borrow from the Federal Reserve’s discount window.
Starting in the middle of 2007, there has been significant turmoil and volatility in worldwide financial markets which is, at present, moderating. These conditions have resulted in a disruption in the liquidity of financial markets, and could directly impact us to the extent we need to access capital markets to raise funds to support our business and overall liquidity position. This situation could affect the cost of such funds or our ability to raise such funds. If we were unable to access any of these funding sources when needed, we might be unable to meet customers’ needs, which could adversely impact our financial condition, results of operations, cash flows, and level of regulatory-qualifying capital. We may, from time to time, consider opportunistically retiring our outstanding securities, including our subordinated debt, trust preferred securities and preferred shares in privately negotiated or open market transactions for cash or common shares. This could adversely affect our liquidity position. For further discussion, see the “Liquidity Risk” section.
10. Due to the losses that the Bank incurred in 2009 and 2008, at December 31, 2009, the Bank and its subsidiaries could not declare and pay dividends to the holding company, any subsidiary of the holding company outside the Bank’s consolidated group, or anyone else outside the Bank’s consolidated group, without regulatory approval. In addition, the terms of our participation in CPP limit our ability to pay dividends to shareholders or repurchase stock.
Dividends from the Bank are the primary source of funds for the payment of dividends to our shareholders. Under applicable statutes and regulations, a national bank may not declare and pay dividends in any year in excess of an amount equal to the sum of the total of the net income of the bank for that year and the retained net income of the bank for the preceding two years, minus the sum of any transfers required by the OCC and any transfers required to be made to a fund for the retirement of any preferred stock, unless the OCC approves the declaration and payment of dividends in excess of such amount. Due to the losses that the Bank incurred in 2009 and 2008, at December 31, 2009, the Bank and its subsidiaries could not declare and pay dividends to the holding company, any subsidiary of the holding company outside the Bank’s consolidated group, or anyone else outside the Bank’s consolidated group, without regulatory approval. Since the first quarter of 2008, the Bank has requested and received OCC approval each quarter to pay periodic dividends to outside shareholders on the preferred stock of its REIT and capital financing subsidiaries and to pay dividends on the common stock of its REIT subsidiaries to the extent necessary to maintain their REIT status. We do not anticipate that the holding company will receive dividends from the Bank during 2010.

In November 2008, we participated in the CPP under TARP by issuing $1.4 billion of preferred stock to the US Treasury. For so long as any of these preferred securities remain outstanding, we are prohibited from repurchasing our common or serial preferred stock or increasing dividends above $0.1325 per share on our common stock.
For these reasons, we do not anticipate an increase in the dividends paid to our shareholders until we are able to receive dividends from the Bank and we have redeemed the preferred stock issued to the US Treasury under the CPP
(4) Operational Risks:
11. Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may materially adversely affect us by increasing our costs, impeding the efficiency of our internal business processes, negatively impacting the recoverability of certain of our recorded assets, requiring us to increase our regulatory capital, limiting our ability to pursue business opportunities, and otherwise materially adversely impacting our financial condition, results of operation, liquidity, or stock price.
Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus on and scrutiny of the financial services industry. The U.S. Government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis. In addition to the previously enacted governmental assistance programs designed to stabilize and stimulate the US economy, recent economic, political, and market conditions have led to numerous programs and proposals to reform the financial regulatory system and prevent future crises.
Our participation in programs such as the CPP under TARP subjects us to additional restrictions, oversight, and costs that may have a materially adverse impact on our business, financial condition, results of operations, or the price of our common stock. In addition, the new proposals for legislation could further increase regulation of the financial services industry and impose additional restrictions on us, including those related to compensation, interest rates, the impact of bankruptcy proceedings on consumer real property mortgages, and otherwise. Federal and state regulatory agencies also frequently adopt changes to their regulations and/or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation, regulation, or its application. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, negatively impact the recoverability of certain of our recorded assets, require us to increase our regulatory capital, and limit our ability to pursue business opportunities in an efficient manner.
Recent legislative proposals in Congress could impact how we assess fees on deposit accounts for items and transactions that either overdraw an account or that are returned for nonsufficient funds. It is uncertain which, if any, of the changes in these proposals will be adopted. Additionally, on November 12, 2009, the Federal Reserve Board (the “Board”) issued its final rule under Regulation E regarding overdraft fees, which becomes effective for new accounts on July 1, 2010, and for existing accounts on August 15, 2010. This rule generally prohibits financial institutions from charging overdraft fees for ATM and one-time debit card transactions that overdraw consumer deposit accounts, unless the consumer “opts in” to having such overdrafts authorized and paid. This rule may be affected by the legislative proposals in Congress regarding overdraft fees. Thus, although the Board’s rule will impact the amount of overdraft fees we will be able to charge, we cannot currently predict whether either the Board’s rule or the legislative proposals in Congress will have a material and adverse effect on our results of operations.

12. We are subject to routine ongoing tax examinations by the Internal Revenue Service (IRS) and by various other jurisdictions, including the States of Ohio, Kentucky, Indiana, and Illinois. The IRS and these other taxing jurisdictions have proposed various adjustments to our previously filed tax returns. It is possible that the ultimate resolution of all proposed and future adjustments, if unfavorable, may be materially adverse to the results of operations in the period it occurs.
The calculation of our provision for federal income taxes is complex and requires the use of estimates and judgments. In the ordinary course of business, we operate in various taxing jurisdictions and are subject to income and non-income taxes. The effective tax rate is based in part on our interpretation of the relevant current tax laws. We believe the aggregate liabilities related to taxes are appropriately reflected in the consolidated financial statements.
From time to time, we engage in business transactions that may have an effect on our tax liabilities. Where appropriate, we have obtained opinions of outside experts and have assessed the relative merits and risks of the appropriate tax treatment of business transactions taking into account statutory, judicial, and regulatory guidance in the context of the tax position.
The Company and its subsidiaries file income tax returns with the IRS and various state, city, and foreign jurisdictions. Federal income tax audits have been completed through 2005. There are no issues currently on appeal with the IRS. In 2009, the IRS began the audit of our consolidated federal income tax returns for the tax years 2006 and 2007. In addition, various state and other jurisdictions remain open to examination, including Ohio, Kentucky, Indiana, and Illinois.
The IRS and other taxing jurisdictions, including the states of Ohio, Indiana, Illinois, and Kentucky, have proposed adjustments to our previously filed tax returns. We believe that the tax positions taken by us related to such proposed adjustments were correct and supported by applicable statutes, regulations, and judicial authority, and we intend to vigorously defend our positions. Tax reserves have been established in accordance with ASC 740, “Income Taxes” and ASC 450 “Contingencies”. However, it is possible that the ultimate resolution of the proposed adjustments, if unfavorable, may result in penalties and interest. Such adjustments, including any penalties and interest, may be material to our results of operations in the period such adjustments occur. Nevertheless, although no assurances can be given, we believe that the resolution of these examinations will not, individually or in the aggregate, have a material adverse impact on our consolidated financial position. For further discussion, see Footnote 19, Income Taxes.
The Franklin restructuring in the 2009 first quarter resulted in a $159.9 million net deferred tax asset equal to the amount of income and equity that was included in our operating results for the 2009 first quarter. While we believe that our position regarding the deferred tax asset and related income recognition is correct, that position could be subject to challenge.
13. If our regulators deem it appropriate, they can take regulatory actions that could materially adversely impact our ability to compete for new business, constrain our ability to fund our liquidity needs or pay dividends, and increase the cost of our services.
We are subject to the supervision and regulation of various state and Federal regulators, including the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC, SEC, FINRA, and various state regulatory agencies. As such, we are subject to a wide variety of laws and regulations, many of which are discussed in the “Regulatory Matters” section. As part of their supervisory process, which includes periodic examinations and continuous monitoring, the regulators have the authority to impose restrictions or conditions on our activities and the manner in which we manage the organization. These actions could impact the organization in a variety of ways, including subjecting us to monetary fines, restricting our ability to pay dividends, precluding mergers or acquisitions, limiting our ability to offer certain products or services, or imposing additional capital requirements.

14. The resolution of significant pending litigation, if unfavorable, could have a material adverse affect on our results of operations for a particular period.
We face legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. As more fully described in Note 24 of the Notes to Consolidated Financial Statements, certain putative class actions and shareholder derivative actions were filed against us, certain affiliated committees, and/or certain of our current or former officers and directors. These cases allege violations of the securities laws, breaches of fiduciary duty, waste of corporate assets, abuse of control, gross mismanagement, unjust enrichment, and violations of ERISA laws in connection with our acquisition of Sky Financial, the transactions between Franklin and us, and the financial and other disclosures related to these transactions. Although no assurance can be given, based on information currently available, consultation with counsel, and available insurance coverage, management believes that the eventual outcome of these claims against us will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position or results of operations. However, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular period.
15. We face significant operational risks which could lead to expensive litigation and loss of confidence by our customers, regulators, and capital markets.
We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or outsiders, or operational errors by employees, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. In addition, today’s threats to customer information and information systems are complex, more wide spread, continually emerging, and increasing at a rapid pace. Although we establish and maintain systems of internal operational controls that provide us with timely and accurate information about our level of operational risks, continue to invest in better tools and processes in all key areas, and monitor threats with increased rigor and focus, these operational risks could lead to expensive litigation and loss of confidence by our customers, regulators, and the capital markets.
Moreover, negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and retain customers and can also expose us to litigation and regulatory action.
16. Failure to maintain effective internal controls over financial reporting in the future could impair our ability to accurately and timely report our financial results or prevent fraud, resulting in loss of investor confidence and adversely affecting our business and stock price.
Effective internal controls over financial reporting are necessary to provide reliable financial reports and prevent fraud. As a financial holding company, we are subject to regulation that focuses on effective internal controls and procedures. Management continually seeks to improve these controls and procedures.
Management believes that our key internal controls over financial reporting are currently effective; however, such controls and procedures will be modified, supplemented, and changed from time to time as necessitated by our growth and in reaction to external events and developments. While Management will continue to assess our controls and procedures and take immediate action to remediate any future perceived gaps, there can be no guarantee of the effectiveness of these controls and procedures on an on-going basis. Any failure to maintain in the future an effective internal control environment could impact our ability to report our financial results on an accurate and timely basis, which could result in regulatory actions, loss of investor confidence, and adversely impact our business and stock price.